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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-37742

PROSPECTUS

                                  $300,000,000

                             COR Therapeutics, Inc.

             5.00% Convertible Subordinated Notes due March 1, 2007 and Shares of Common Stock Issuable upon Conversion of the Notes

                               ----------------

   This prospectus covers resales by selling security holders of our 5.00% convertible subordinated notes due March 1, 2007 and shares of our common stock into which the notes are convertible.

   Our 5.00% convertible subordinated notes have the following provisions:

   Interest Payments:       March 1 and September 1 of each year

   Conversion Rate:         29.6056 shares per $1,000 principal amount

   Redemption Options:      . by us after March 1, 2003

                            . by noteholders upon a change in control

   The notes are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior debt. See "Description of the Notes--Subordination."

   Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

   Our common stock currently trades on the Nasdaq National Market under the symbol "CORR." The last reported sale price on August 25, 2000 was $56.875 per share.

   See "Risk Factors" beginning on page 5 of this prospectus to read about factors you should consider before purchasing the notes or our common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

 August 28, 2000
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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   3
Risk Factors...............................................................   5
Ratio of Earnings to Fixed Charges.........................................  11
Cautionary Note Regarding Forward-Looking Statements.......................  12
Where You Can Find More Information about COR and this Offering............  12
Use of Proceeds............................................................  14
Description of the Notes...................................................  15
Certain United States Federal Income Tax Consequences......................  26
Selling Security Holders...................................................  32
Plan of Distribution.......................................................  35
Legal Matters..............................................................  36
Experts....................................................................  36

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   INTEGRILIN(R) is a registered trademark of our company. This prospectus also includes trademarks and service marks of other companies.

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                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in our securities. You should read the entire prospectus, including incorporated documents, carefully.

                                  Our Business

   COR develops and commercializes pharmaceutical products to treat and prevent severe cardiovascular diseases. We have funded our operations primarily through public and private debt and equity financings and proceeds from research and development and commercialization collaboration agreements.

   Integrilin(R) (eptifibatide) Injection is our first product taken from discovery to commercialization. In May 1998 the United States Food and Drug Administration approved Integrilin to treat patients who undergo a procedure known as angioplasty to open blood vessels. The FDA has also approved Integrilin to treat patients with intermittent chest pains known as unstable angina and patients suffering from a kind of heart attack known as non-Q-wave myocardial infarction, whether the doctor intends to treat these patients with medicines alone or with a subsequent angioplasty. Integrilin is the only drug in its class that the FDA has approved for use in all these indications.

   We launched Integrilin in the United States with Schering-Plough Ltd. and Schering Corporation, which we refer to together as "Schering." COR and Schering co-promote the drug in the United States and share any profits or losses. We have exclusively licensed Schering to market Integrilin in Europe, and Schering pays us royalties based on sales of Integrilin in Europe. Integrilin has also received regulatory approval in a number of countries outside the European Union and the United States.

   COR and Schering are conducting or have conducted clinical trials of Integrilin with different drugs that dissolve blood clots in patients suffering heart attacks. COR and Schering also sponsor additional clinical trials of Integrilin in a variety of clinical settings.

   In addition to our commercial activities, we continue to pursue a wide array of research and development programs. We are developing an oral drug, called cromafiban, to prevent blood clotting. We have shown in clinical trials that cromafiban remains active in the body long enough to allow patients to take the drug only once a day. We also observed in these trials that the level of activity of the drug in the body does not vary greatly throughout a twenty-four hour period, and that the drug can be taken with or without food. The most common complication we observed during these trials was minor bleeding. We also are conducting preclinical research and development in several other cardiovascular programs.

   We were incorporated under the laws of Delaware in 1988. Our headquarters are located at 256 East Grand Avenue, South San Francisco, California 94080, and our telephone number is (650) 244-6800.

                                   The Notes

Interest....................  We will pay interest on the notes on March 1 and
                              September 1 of each year, commencing September 1, 2000.

Conversion..................  You may convert the notes into shares of our common stock at any time before the notes mature unless we have redeemed or repurchased the notes. The conversion rate is 29.6056 shares of common stock per $1,000 principal amount of notes. This is equivalent to a conversion price of $33.78 per share. We will adjust the conversion rate each time we take various corporate actions specified in the indenture governing the notes. See "Description of the Notes--Conversion Rights."

Subordination...............  The notes are subordinated to our present and future senior debt. As of June 30, 2000, the aggregate amount of our outstanding senior debt was approximately $3.7 million. We may incur additional senior debt. See "Description of the Notes--Subordination".

Global Note; Book Entry
 System.....................  We issued the notes in fully registered form without interest coupons and in minimum
                              denominations of $1,000. We have deposited global notes with the trustee for the notes, as custodian for The Depository Trust Company. DTC and its participants maintain records that show beneficial interests in the notes, and those interests can be transferred only through those records. See "Description of the Notes--What You Should Know About How the Notes are Held."

Optional Redemption.........  We may redeem all or a portion on the notes, at our option, on or after March 1, 2003. See
                              "Description of the Notes--Optional Redemption".


Repurchase at Option of
 Holders Upon a Change in
 Control....................  Upon a change in control of COR, you will have the right to require us to repurchase all or a portion of your notes at 100% of their principal amount, plus accrued and unpaid interest to the repurchase date. We may pay the repurchase price either in cash or, if we satisfy the conditions set forth in the indenture, in shares of common stock. There may be circumstances under which the subordination provisions of the indenture would prevent us from repurchasing the notes until some senior debt is paid in full. See "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control".

Events of Default...........  The following are events of default under the indenture for the notes:

                              . we fail to pay the principal of or any premium
                                on any note when due;

                              . we fail to pay any interest on any note when
                                due and that non-payment continues for 30 days;

                              . we fail to provide the notice that we are
                                required to give upon a change in control;

                              . we fail to perform any other covenant in the
                                indenture and that failure continues for a period of 60 days after written notice to us;

                              . we fail to pay some types of indebtedness that
                                become due for money borrowed by us or any subsidiary that is in excess of $10 million; and

                              . events of bankruptcy, insolvency or
                                reorganization specified in the indenture.

                              See "Description of the Notes--Events of Default".

Governing Law...............  The laws of the State of New York govern the indenture and the notes.

                                  RISK FACTORS

   Our business faces significant risks. You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before purchasing our securities. These risks may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial also may impair our business. You could lose all or part of your investment if any of the following risks actually occurs.

Risks related to an investment in the notes and our common stock

Our indebtedness and debt service obligations may adversely affect our cash flow.

   At June 30, 2000 we had $303.7 million of outstanding debt, including primarily the notes. During each of the last five years and the six months ended June 30, 2000, our earnings were insufficient to cover our fixed charges and are likely to continue to be insufficient to cover fixed charges for at least 12 months. See "Ratio of Earnings to Fixed Charges." During each of the next three years, our debt service obligations on the notes will be approximately $15 million. If we are unable to generate sufficient cash to meet these obligations and have to use other cash reserves, we may have to delay or curtail research and development programs.

   We intend to fulfill our debt service obligations both from cash generated by our operations and from our general fund. We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit.

   Our indebtedness could have significant additional negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Because the notes rank below our existing and future senior debt, our assets may not be available to you until we have repaid our senior debt in full.

   The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. As a result, if we were to declare bankruptcy, or liquidate or reorganize or if the notes accelerate due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after we have satisfied all of our senior debt obligations. As a result, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

   The indenture under which we issued the notes does not prohibit or limit us from incurring senior debt or other indebtedness and other liabilities. If we incur additional indebtedness and other liabilities, it could adversely affect our ability to pay our obligations on the notes. As of June 30, 2000, we had approximately $3.7 million of indebtedness that would constitute senior debt. We anticipate that from time to time we will incur additional indebtedness, including senior debt. See "Description of the Notes--Subordination".

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Because the notes will not be listed on an exchange or on Nasdaq, it is unlikely a market will develop for them so you should be prepared to hold them to maturity.

   There is no public market for the notes which may significantly limit:

  .  the liquidity of any market that may develop;

  .  your ability to sell your notes; and

  .  the price you will be able to sell your notes.

   If a market were to develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market, so you should be prepared to hold the notes to maturity unless you convert them.

   Goldman Sachs & Co., Chase H&Q, a division of Chase Securities Inc., CIBC World Markets Corp., FleetBoston Robertson Stephens Inc. and Warburg Dillon Read LLC have advised us that they presently make a market in the notes. They are not obligated, however, to make a market for the notes, and may discontinue market-making activities at any time at their sole discretion.

Our common stock price is volatile, and an investment in our securities could suffer a decline in value.

   Our stock price has been highly volatile and may continue to be highly volatile in the future. Our stock price depends on a number of factors, some of which are beyond our control, which could cause the market price of our common stock to fluctuate substantially. These factors include:

  .  fluctuations in our financial and operating results;

  . whether our financial results are consistent with securities analysts' expectations;

  .  the results of preclinical and clinical trials;

  . announcements of technological innovations or new commercial products by us or our competitors;

  .  developments concerning proprietary rights; and

  . publicity regarding actual or potential performance of products under development by us or our competitors.

   In the past, stockholders have filed securities class action lawsuits against companies after the market price of the company's stock has fallen precipitously. Such a lawsuit could cause us to incur significant defense costs and divert management's attention and other resources. Any adverse determination could subject us to significant liabilities.

   In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole and you could lose all or part of your investment.

   Because the notes are convertible into shares of our common stock, their value may be affected by these factors as well.

If a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered.

   If there is a change in control of our company, you may require us to redeem some or all of your notes. Although the indenture allows us in certain circumstances to pay the redemption price in shares of our common stock, if a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered by you and other holders. There is no sinking fund for the notes. The requirement that we offer to repurchase the notes upon a change in control does not apply to all possible transactions in which control of COR could change. See "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control".

   Any future credit agreements or other agreements relating to other indebtedness, including other senior debt, to which we become a party may contain restrictions or prohibitions on our redeeming the notes while that indebtedness is outstanding. If a change in control occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of lenders to the purchase of the notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay these borrowings, we would remain prohibited from purchasing or redeeming the notes. Our failure to redeem the notes would constitute an event of default under the indenture under which we issued the notes, which might constitute a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances, the subordination provisions in the indenture would likely restrict payments to you.

Anti-takeover provisions in our charter documents and under Delaware law may make it more difficult to acquire us, even though an acquisition may be beneficial to our stockholders.

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  . establish that members of the board of directors may be removed only for cause upon the affirmative vote of stockholders owning at least two-thirds of our capital stock;

  . authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  .  limit who may call a special meeting of stockholders;

  . prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

   In January 1995, our board of directors adopted a preferred share purchase rights plan, commonly known as a "poison pill." The provisions described above, our poison pill and provisions of the Delaware General Corporation Law relating to business combinations with interested stockholders may discourage, delay or prevent a third party from acquiring us, even if our stockholders might receive a premium for their shares in the acquisition over then current market prices.

Risks related to our finances

We have a history of operating losses and are uncertain of future profitability.

   Historically, our expenses have exceeded our revenues. As of June 30, 2000, we had an accumulated deficit of approximately $231.7 million. The extent of future losses and timing of future profitability are uncertain, even taking into account our share of revenues from sales of Integrilin. We continue to incur significant expenses for research and development and to develop, train, maintain and manage our sales force, and these expenses continue to exceed our share of Integrilin product revenues. We may never achieve profitability.

If we fail to obtain needed funds, we will be unable to successfully develop and commercialize products.

   We will require significant funds to market Integrilin and conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop and optimize our technology and potential products,

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to establish manufacturing, marketing and sales capabilities for product candidates and to bring any such products to market. We may raise these funds through public or private equity offerings, debt financings or additional corporate collaborations and licensing arrangements. We may find that additional funding may not be available to us when we need it, on acceptable terms or at all.

   If we raise capital by issuing equity securities, our stockholders may experience dilution. To the extent we raise additional funds through collaborative arrangements, we may be required to relinquish some rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If we are unable to obtain adequate funding when needed, commercialization of Integrilin may be impaired and we may be required to curtail one or more development programs.

Risks related to our drug development and commercialization activities

If Integrilin does not achieve commercial success, we will not be able to generate the revenues necessary to support our business.

   Our business depends on the commercial success of Integrilin, which has been on the market in the United States only two years and currently is our only marketed product. Marketing outside the United States commenced only within the last year and Integrilin has not yet achieved acceptance in foreign markets. Although sales of Integrilin have increased since its launch, if they fail to continue to increase over current levels, our business will not become profitable, and we will be forced to scale back our operations and research and development programs.

We may not be able to compete effectively in the cardiovascular disease market.

   Due to the incidence and severity of cardiovascular diseases, the market for therapeutic products that address these diseases is large, and competition is intense and expected to increase. Our most significant competitors are major pharmaceutical companies and more established biotechnology companies. The two products that compete with Integrilin are ReoPro(R), which is produced by Johnson & Johnson and sold by Johnson & Johnson and Eli Lilly & Co., and Aggrastat(R), which is produced and sold by Merck & Co., Inc. In addition, F. Hoffman-La Roche, Ltd. is currently developing a product, lamifiban, to treat patients with symptoms of unstable angina. If the FDA approves lamifiban, it may also directly compete with Integrilin. Our competitors operate large, well-funded cardiovascular research and development programs and have significant expertise in manufacturing, testing, regulatory matters and marketing. We also must compete with academic institutions, governmental agencies, and other public and private research organizations that conduct research in the cardiovascular field, seek patent protection for their discoveries and establish collaborative arrangements for product and clinical development and marketing.

We may not be able to obtain the regulatory approvals necessary to market new products and market Integrilin for additional therapeutic uses.

   We must satisfy stringent governmental regulations in order to develop, commercialize and market our products. Integrilin is the only product we have submitted to the FDA for approval for commercial sale, and it has been approved for a specific set of therapeutic uses. To grow our business, we will need to obtain regulatory approval to be able to promote Integrilin for additional therapeutic uses and to commercialize new product candidates. A company cannot market a pharmaceutical product in the United States until it has completed rigorous pre-clinical testing and clinical trials of the product and an extensive regulatory clearance process that the FDA implements. It typically takes many years to satisfy regulatory requirements, depending upon the type, complexity and novelty of the product. The process is very expensive. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

   Before we can receive FDA clearance to market a product, we must demonstrate that the product is safe and effective for the patient population that will be treated. Pre-clinical and clinical data are susceptible to

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varying interpretations that could delay, limit or prevent regulatory clearances. In addition, we may encounter delays or rejections from additional government regulation, from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. If a product receives regulatory clearance, its marketing will be limited to those disease states and conditions for which clinical trials demonstrate that the product is safe and effective. Any compound we develop may not prove to be safe and effective in clinical trials and may fail to meet all of the regulatory requirements needed to receive marketing clearance.

   Outside the United States, our ability to market a product depends on our receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

If our clinical trials are unsuccessful, or if they experience significant delays, our ability to commercialize products will be impaired.

   We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. Clinical development, including preclinical testing, is a long, expensive and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful.

   We may not complete our planned preclinical or clinical trials on schedule or at all. In addition, due to the substantial demand for clinical trial sites in the cardiovascular area, we may have difficulty obtaining a sufficient number of appropriate patients or clinician support to conduct our clinical trials as planned. If so, we may have to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. Our product development costs will increase if we have delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our product or potential products. Even if regulators approve a product for marketing, it may not be commercially successful.

We depend on our collaborative relationship with Schering to market and sell Integrilin, and our business will suffer if Schering fails to perform under the collaboration.

   Our strategy is to work with collaborative partners to develop product candidates and commercialize products. Generally, collaborations with established pharmaceutical companies provide funding for product development and the benefit of an established sales and marketing organization. In particular, our ability to successfully commercialize Integrilin depends on our collaboration with Schering. Under this collaboration, Schering has agreed to:

  . co-market Integrilin with us in the United States and market the product as our exclusive licensee in certain other markets, including Europe;

  .  share the profits and pay royalties to us on sales of Integrilin;

  .  design and conduct advanced clinical trials;

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  .  fund promotional activities with us; and

  .  pay us fees upon achievement of certain milestones.

   Schering's performance under the collaboration is outside our control. If Schering fails to perform its obligations diligently and in a timely manner, commercialization of Integrilin will be impaired and our business will not become profitable.

If we do not establish additional collaborative relationships, our ability to develop and commercialize new products will be impaired.

   In addition to Integrilin, we have three product candidates in preclinical and clinical trials and other product candidates in various stages of research and development. We are a party to numerous research agreements related to these product candidates, most of which do not contemplate taking a product candidate through development and commercialization. We will need to enter into additional collaborations to develop and commercialize these and additional product candidates. We face significant competition in seeking appropriate collaborative partners. Negotiating these arrangements is complex and time consuming. If we are successful in establishing a collaboration, the collaboration may not be successful. If we fail to establish collaborative partnerships for our product candidates, we may have to terminate, delay or cut back development programs.

If our third party manufacturers fail to deliver sufficient quantities of Integrilin or product candidates on schedule, we may be unable to meet demand for Integrilin and may experience delays in product development.

   We have no manufacturing facilities and, accordingly, rely on third parties for clinical and commercial production of Integrilin and for clinical production of product candidates. We have only two manufacturers producing bulk product, and two manufacturers performing packaging, of Integrilin. We have four manufacturers producing product candidates for clinical trials. If the third-party manufacturers or suppliers were to cease production or otherwise fail to supply us, or if we were unable to renew our manufacturing contracts or contract for additional manufacturing services on acceptable terms, our ability to produce Integrilin and to conduct preclinical testing and clinical trials of product candidates would be impaired. If we do not have adequate supplies of Integrilin to meet market demand, we may lose potential revenues, and the health care community may turn to competing products. If we cannot obtain adequate supplies of product candidates for preclinical and clinical trials, regulatory approval and development of product candidates may be delayed.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement from third party payors.

   Health care insurers, including the United States Health Care Financing Administration, managed care providers, private health insurers and other organizations set aggregate dollar amounts that they will reimburse to hospitals for the medicines and care the hospitals administer to treat particular conditions. These insurers adjust the amounts periodically, and could lower the amount that they will reimburse hospitals to treat the conditions for which the FDA has approved Integrilin. If they do, pricing levels or sales volumes of Integrilin may decrease and cause a reduction in sales and a loss of potential revenues. In foreign markets, a number of different governmental and private entities determine the level at which hospitals will be reimbursed for administering Integrilin to insured patients. If these levels are set, or reset, too low, it may not be possible to sell Integrilin at a profit in these markets. Each of our product candidates, if approved for marketing, will face the same risk.

If we are unable to protect our patents and proprietary rights, we may not be able to compete successfully.

   We rely on patent and trade secret protection for significant new technologies, products and processes because of the long development time, uncertainty and high cost associated with bringing a new product to the marketplace. Our success will depend in part on our ability to obtain and enforce patent protection for our

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technology both in the United States and other countries. While we are seeking and/or maintaining patents for Integrilin and our product candidates, patents may not issue and issued patents may afford limited or no protection.

   We may be required to obtain licenses to patents or other proprietary rights from third parties. Licenses required under any patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter delays in product development while attempting to redesign products or methods or we could find the development, manufacture or sale of such products requiring licenses to be foreclosed. Further, we could incur substantial costs in defending any patent litigation brought against us or in asserting our patent rights, including those rights licensed to us by others.

   In October 1997, a patent opposition was filed in Europe by another company against the claims of a patent granted to us in Europe covering broad, generic claims for Integrilin, as well as numerous related compounds that are not part of our core technology. The opposition asserts that all claims of the patent are unpatentable. In July 2000, the Opposition Division of the European Patent Office confirmed the validity of our patent claims without requiring us to limit or otherwise amend our claims. The opposition has not yet exhausted its ability to appeal this decision. If the opposition appeals the decision and the appeal is successful, it could adversely affect the marketing of Integrilin in Europe.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities.

   The testing, marketing and sale of human pharmaceutical products expose us to significant and unpredictable risks of product liability claims in the event that the use of our technology or products is alleged to have resulted in adverse effects. Our products are administered to patients with serious cardiovascular disease who have a high incidence of mortality. A successful product liability suit against us could impair our financial condition and force us to limit commercialization of products.

If we do not attract and retain key employees and consultants, our business could be impaired.

   We are highly dependent on the principal members of our scientific and management staff. In addition, we rely on consultants to assist us in formulating our research and development strategy. Attracting and retaining qualified personnel is critical to our success. Competition for scientific and managerial personnel is particularly intense in the San Francisco Bay Area where we, together with numerous other life sciences companies, universities and research institutions, maintain our operations. Failure to continue to attract these individuals, or the loss of key personnel, could impair the progress of our programs.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for each of the last five years and for the six months ended June 30, 2000:

                                                                     Six months
                                            Years ended December 31,   ended
                                            ------------------------  June 30,
                                            1995 1996 1997 1998 1999    2000
                                            ---- ---- ---- ---- ---- ----------
Ratio of earnings to fixed charges(1)...... --   --   --   --   --      --

--------
(1) Earnings for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the six months ended June 30, 2000 were insufficient to cover fixed charges by an amount equal to the net loss for the period.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

        WHERE YOU CAN FIND MORE INFORMATION ABOUT COR AND THIS OFFERING

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

   The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1. Our Annual Report on Form 10-K for the fiscal year ended December 31,
     1999;

  2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, and June 30, 2000;

  3. Our Current Report on Form 8-K, dated February 16, 2000;

  4. Our Current Report on Form 8-K, dated March 3, 2000; and

  5. The description of our common stock contained in our Registration Statement on Form 8-A filed on May 17, 1991.

   You may request a copy of these filings, at no cost to you, by writing or telephoning us at: COR Therapeutics, Inc., 256 East Grand Avenue, South San Francisco, California, 94080, Telephone (650) 244-6800.

   Our common stock is quoted on the Nasdaq National Market under the symbol "CORR". You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                               ----------------

   WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS THAT ARE NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

   THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY NOTES OR SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes or the shares of common stock offered hereby. See "Selling Security Holders".

                            DESCRIPTION OF THE NOTES

   We issued the notes under a document called the "indenture." The indenture is a contract between us and Firstar Bank, N.A., who is serving as trustee. New York law governs both the indenture and the notes.

   The following description of the terms of the indenture is a summary. It summarizes only those portions of the indenture we believe are most important to your decision to invest in the notes. This section does not describe every aspect of the notes. The indenture, and not this summary, defines your rights as a holder of the notes. There may be other provisions in the indenture that are also important to you. You should read the indenture for a full description of the terms of the notes. We will provide a copy, at no charge, if you contact us. The indenture is also an exhibit to our quarterly report on Form 10-Q for the quarter ended March 31, 2000, which is incorporated by reference in this prospectus. In this section, references to "COR" or "we" or "us" refer solely to COR Therapeutics, Inc. and not any future subsidiaries.

General

   The notes:

  .  are general unsecured obligations of COR;

  . bear an interest rate of 5.00% per year, payable on March 1 and September 1 of each year, to record holders of the notes as of the preceding February 15 or August 15;

  .  mature on March 1, 2007;

  .  are limited to $300 million aggregate principal amount.

   We issued the notes on February 24, 2000. The first interest payment is due September 1, 2000. Interest payable per $1,000 principal amount of the notes for the period from February 24, 2000 to September 1, 2000 will be $25.97.

   You may convert the notes into shares of common stock initially at the conversion rate of 29.6056 shares per $1,000 principal amount at any time before the close of business on March 1, 2007, unless we have previously redeemed or repurchased the notes. We may adjust the conversion rate as described below.

   We may redeem all or a portion of the notes at our option at any time on or after March 1, 2003 at the redemption prices set forth below under "--Optional Redemption," plus accrued and unpaid interest to the redemption date. If there is a change in control of COR, you may have the right to require us to repurchase your notes as described below under "--Repurchase at Option of Holders Upon a Change in Control."

What You Should Know About How the Notes are Held

   We issued the notes:

  .  in fully registered form;

  .  without interest coupons; and

  .  in denominations of $1,000 and greater multiples.

   The notes are evidenced by global notes that we deposited with the trustee as custodian for DTC. DTC is the depository for the global notes which are registered in the name of Cede & Co., as nominee of DTC. The global notes and any notes issued in exchange for the global notes are subject to restrictions on transfer and bear legends regarding those restrictions.

   The global notes will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee. DTC or its nominee will be considered the sole owner and holder of the global notes for all purposes, and as a result:

  . you cannot receive notes registered in your name if they are represented by the global notes;

  . you cannot receive certificated, or physical, notes in exchange for your beneficial interest in the global notes;

  . you will not be considered to be the owner or holder of the global notes or any note they represent for any purpose; and

  .  all payments on the global notes will be made to DTC or its nominee.

   Some potential purchasers, such as certain insurance companies, can only own securities in definitive, or certificated form, and you may not be able to transfer your beneficial interests in the global notes to these types of purchasers.

   Only institutions that have accounts with DTC or its nominee, called "participants," and persons that may hold beneficial interests through participants, can own a beneficial interest in the global notes. The only place where the ownership of beneficial interests in the global notes appears, and the only way the transfer of those interests can be made, is on the records kept by DTC and the records kept by those participants.

   Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house, or next-day funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We do not know what effect settlement in immediately available funds will have on trading activity in those beneficial interests.

   We are obligated to make cash payments of interest on, and principal of, and the redemption or repurchase price of, the global notes, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global notes. We are obligated to make these payments by wire transfer of immediately available funds on each payment date.

   DTC has informed us that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global notes, as well as any payment of liquidated damages, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

   We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

   We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions with respect to that interest, may be affected by the lack of a physical certificate evidencing its interest.

   DTC has advised us that it will take any action permitted to be taken by you, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only with respect to such portion of the principal amount of the notes represented by the global notes as to which such participant has, or participants have, given such direction.

   DTC's policies and procedures, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global notes. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global notes, including for payments made on the global notes, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

   You may, at your option, convert any portion of the principal amount of a note, in $1,000 increments, into shares of common stock at any time prior to the close of business on March 1, 2007, unless we have previously redeemed or repurchased the note, at a conversion rate equal to 29.6056 shares per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of $33.78 per share. The conversion rate may adjust. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

   You can convert a note into our common stock by delivering it at the corporate trust office of the trustee with a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. DTC will effect the conversion upon notice from the holder of a beneficial interest in a global note in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered to the corporate trust office of the trustee. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The trustee will send the certificates to the conversion agent for delivery to the holder of the note being converted. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with other outstanding shares of our common stock.

   If you convert on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on the note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on the interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the next succeeding interest payment date.

   You will not receive other payment or adjustment for interest, or for any dividends on our common stock, upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date that precedes the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the market price of the common stock at the close of business on the conversion date.

   If you deliver a note for conversion, you will not be required to pay any taxes or duties on the issue or delivery of common stock on conversion. However, we are not required to pay any tax or duty that may be payable on any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

   We will adjust the conversion rate if we:

     (1) pay a dividend or other distribution payable in common stock on shares of our capital stock;

     (2) issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price of our common stock. However, if those rights, options or warrants are only exercisable upon the occurrence of triggering events, then the conversion rate will not adjust until those triggering events occur;

     (3) subdivide, reclassify or combine our common stock;

     (4) distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

    . those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above,

    .  dividends and distributions paid exclusively in cash, and

    .  distributions upon mergers or consolidations;

     (5) make a distribution consisting exclusively of cash to all holders of our common stock if the aggregate amount of the distribution combined together with:

    . other such all-cash distributions made within the preceding 12 months, and

    . any cash and the fair market value of other consideration payable in any tender offer by us or any subsidiary for our common stock concluded within the preceding 12 months exceeds 10% of our market capitalization; or

     (6) successfully complete a tender offer for our common stock that involves consideration that, together with:

    . any cash and other consideration payable in a tender offer by us or any subsidiary for our common stock expiring within the 12 months preceding the expiration of such tender offer, and

    . the amount of any such all-cash distributions referred to in paragraph (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer exceeds 10% of our market capitalization on the expiration of such tender offer.

   We may make increases in the conversion rate in addition to those required by the provisions described above that we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We are not required to adjust the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to you of any adjustments.

   If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

   We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors determines to increase the conversion rate we will give you at least 15 days' notice of such an increase.

   If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, for example, distributions of evidences of indebtedness or assets of COR, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend. See "Certain United States Federal Income Tax Consequences--U.S. Holders".

Subordination

   The notes are subordinated and, as a result, the payment of the principal, any premium and interest on the notes, including amounts payable on any redemption or repurchase, are subordinated to the prior payment in full of all of our senior debt. "Senior debt" means all other amounts payable in connection with the following, whether outstanding on the date of the indenture or subsequently created, incurred or assumed:

  . all our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument;

  .  all our obligations for money borrowed;

  . all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

  . all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

  . all our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including related reimbursement obligations;

  . all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

  . all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on our property; and

  . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

   Senior debt will not include any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes. In addition, senior debt will not include any particular indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

   We are prohibited from making any payment of principal, premium or interest on the notes, or redemption or repurchase of the notes, if either of the following occurs:

  . we default in our obligations to pay principal, premium, interest or other amounts on our senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

  . an event of default occurs and is continuing on any designated senior debt, and (1) the event of default permits the holders of the designated senior debt to accelerate its maturity and (2) the trustee has received a notice, referred to as a "Payment Blockage Notice," of the default from a holder of the designated senior debt. Designated senior debt refers to obligations of senior debt in which the instrument creating or evidencing the debt or any related agreements or documents to which we are a party, expressly provides that the indebtedness will be "designated senior debt" under the indenture. See section entitled "-- Events of Default."

   If payments of the notes have been blocked by a payment default on senior debt, payments on the notes may resume when the payment default has been cured or waived. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or (2) 179 days after the Payment Blockage Notice is received.

   A nonpayment default that existed on the day a Payment Blockage Notice was delivered to the trustee cannot be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of designated senior debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced until both of the following are satisfied:

  . 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

  . all scheduled payments of principal, any premium and interest on the notes that have come due have been paid in full in cash.

   In addition, upon any acceleration of the principal due on the notes as a result of an event of default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on all senior debt must be paid in full before you will be entitled to receive any payment on account of the notes. Because of this subordination, upon insolvency, our creditors who are holders of senior debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you. As of June 30, 2000, we had approximately $3.7 million of senior debt outstanding.

   COR does not currently have any subsidiaries. However, the notes are "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of any future subsidiaries. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us.

   The indenture does not limit our ability or the ability of any subsidiary to incur additional indebtedness, including senior debt.

Optional Redemption

   On and after March 1, 2003, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on March 1 of the following years:

                                                                      Redemption
       Year                                                             Price
       ----                                                           ----------
       2003..........................................................  102.857%
       2004..........................................................  102.143%
       2005..........................................................  101.429%
       2006..........................................................  100.714%

and 100% of the principal amount on and after March 1, 2007. In each case we will also pay accrued interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

   No "sinking fund" is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Repurchase at Option of Holders Upon a Change in Control

   If a change in control occurs, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $5,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

   At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock valued at 95% of the average of the closing sales prices of the common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

   Within 30 days after a change in control, we are obligated to give you notice of the change in control and the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver, on or before the 30th day after the date of our notice, irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on the date that is 45 days after the date of our notice.

   A change in control will occur at the time that any of the following occurs:

     (1) any person acquires, directly or indirectly, beneficial ownership of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors. However, any acquisition by COR, any subsidiary of COR or any employee benefit plan of COR will not trigger this provision;

     (2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

    . the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after the transaction;

    . the transaction is a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

    . the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of our common stock or another corporation; or

     (3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

   However, a change in control will not be deemed to have occurred if the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

   For purposes of these provisions:

  .  the conversion price is equal to $1,000 divided by the conversion rate;

  . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

  . "Person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

   We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

   The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

   The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

   Our ability to repurchase notes upon a change in control is subject to important limitations. Some of the events constituting a change in control could cause an event of default under, or be prohibited or limited by, the terms of other senior debt. As a result, unless we were to obtain a waiver, a repurchase of the notes could be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we may not have the financial resources or be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. See the section entitled "--Subordination."

Mergers and Sales of Assets by COR

   We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us, unless each of the following requirements is met:

  . the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia and, if other than us, shall expressly assume the due and punctual payment of the principal of, any premium, and interest on the notes and the performance of our other covenants under the indenture;

  . immediately after giving effect to that transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

  . an officer's certificate and legal opinion relating to these conditions is delivered to the trustee.

Events of Default

   Any of the following will constitute events of default under the indenture:

  . we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

  . we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

  . we fail to give the notice that we are required to give upon a change in control, whether or not the notice is prohibited by the subordination provisions of the indenture;

  . we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  . failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us or any of our subsidiaries in excess of $10 million (excluding equipment and facilities leases) if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

  . events of bankruptcy, insolvency or reorganization specified in the indenture.

   Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   If an event of default, other than an event of default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

   Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

  . you must have given the trustee written notice of a continuing event of default;

  . the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action; and

  . the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

   These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note, or the repurchase price payable for a note, on or after the due dates for such payments or of the right to convert the note in accordance with the indenture.

   We will furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

   The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  .  change the stated maturity of the principal or interest of a note;

  .  reduce the principal amount, any premium or interest on any note;

  .  reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to your repurchase rights in a manner adverse to you;

  .  change the place or currency of payment on a note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  .  modify the subordination provisions in a manner that is adverse to you;

  .  adversely affect the right to convert the notes;

  . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

  . reduce the percentage of holders whose consent is needed to modify or amend the indenture;

  . reduce the percentage of holders whose consent is needed to waive compliance with respect to some provisions of the indenture or to waive some provisions of default; or

  . modify the provisions dealing with modification and waiver of the indenture.

   The holders of a majority in principal amount of the outstanding notes must consent to waive compliance by us with respect to restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or the repurchase price.

   Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

   We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If COR or the trustee set a record date for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify, or as the trustee may specify, if it set the record date. This period may be shortened or lengthened as long as it is less than 180 days.

Registration Rights

   When we issued the notes, we entered into a registration rights agreement. Under the registration rights agreement we have agreed that we will, at our expense, use our reasonable efforts to keep effective the shelf registration statement until two years after the date it is declared effective or, if earlier, until there are no outstanding registrable securities.

   We are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the Commission and other events. If the periods during which we suspend the use of the prospectus exceeds a total of 45 days in any 90-day period or a total of 90 days in any 365-day period the interest rate on the notes will increase. We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement and take other actions required to permit public resales of the registrable securities.

   A holder who elects to sell any registrable securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, will be required to deliver a prospectus to purchasers, may be subject to specific civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including any indemnification provisions.

   We will, upon the request of any holder of registrable securities who has not previously returned a completed and signed notice and questionnaire, as promptly as reasonably practicable, send a notice and questionnaire to such holder. We will not be required to take any action to name such holder as a selling securityholder in the shelf registration statement until such holder has returned a completed and signed notice and questionnaire to us. After we receive the notice and questionnaire, we will as promptly as practicable include the registrable securities covered by the notice and questionnaire in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the registration rights agreement.

Notices

   We will give notice to holders of the notes by mail to the addresses of the holders as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

   We will replace, at your expense, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at your expense before a replacement note will be issued.

The Trustee

   The trustee for the holders of notes issued under the indenture is Firstar Bank, N.A. If an event of default shall occur, and shall not be cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following generally discusses certain United States federal income tax consequences to holders of the notes or underlying common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretation.

   This discussion is for general information only and does not address all aspects of United States federal income taxation that may be relevant to you as a holder of the notes or the common stock into which you may convert the notes. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences that may be relevant to you in light of your personal circumstances, or to some holders who may be subject to special rules, such as:

  . persons who do not hold the notes or the common stock into which they may convert the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code;

  .  holders subject to the alternative minimum tax;

  .  financial institutions;

  .  insurance companies;

  .  tax-exempt entities;

  .  dealers in securities or foreign currencies;

  . persons who hold the notes or common stock in connection with a conversion, or a straddle, hedging or other risk reduction transaction for United States federal income tax purposes; or

  . persons whose primary form of currency is other than the United States dollar.

   COR has not sought any ruling from the IRS with respect to the statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with our statements and conclusions.

   For purposes of this discussion, the term U.S. holder means a holder that:

  .  is a citizen or resident of the United States;

  . is a corporation, partnership or other entity (other than a trust) created or organized in or under the laws of the United States;

  . is an estate the income of which is subject to United States federal income taxation regardless of its source;

  . is a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code, referred to as U.S. persons, have authority to control all substantial decisions of the trust; or

  . is in any other way subject to United States federal income taxation on a net income basis with regard to the notes or common stock.

   A non-U.S. holder means a holder that is not a U.S. holder.

   PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, AND THEIR OWNERSHIP AND DISPOSITION OF THE NOTES (INCLUDING CONVERSION OF THE NOTES) OR COMMON STOCK, INCLUDING THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON ANY TAX CONSEQUENCES.

U.S. Holders

   Interest on Notes. Interest we pay on a note will be taxable to a U.S. holder as ordinary interest income, at the time that the interest is accrued or actually or constructively received, in accordance with a U.S. holder's method of accounting for United States federal income tax purposes.

   Conversion of Notes. A U.S. holder of a note generally should not recognize income, gain or loss on the conversion of the note into common stock, including an optional conversion by COR in the case of a repurchase upon a change in control, except upon receipt of cash in lieu of a fractional share of common stock or attributable to accrued but unpaid interest that would be taxable as interest income. A U.S. holder's aggregate tax basis in the common stock received upon conversion of the note should equal the U.S. holder's adjusted tax basis in the note at the time of conversion (less any portion of that basis that may be allocated to cash received in lieu of a fractional share). The holding period of the common stock received upon conversion of a note generally should include the period during which the U.S. holder held the note prior to the conversion.

   You should treat cash received in lieu of a fractional share of common stock as a payment in exchange for such fractional share. Any gain or loss you recognize on the receipt of cash paid in lieu of such fractional share generally will be capital gain or loss equal to the difference between the amount of cash you receive and the amount of your adjusted tax basis that may be allocated to the fractional share.

   Adjustment of Conversion Price. The conversion price of the notes may adjust. See "Description of the Notes--Conversion Rights". Under Section 305(c) of the Internal Revenue Code, and the treasury regulations issued thereunder, adjustments that effectively increase or decrease the proportionate interest of U.S. holders of the notes in our assets or earnings (for example, an adjustment following a distribution of property by us to our stockholders) may give rise to deemed distributions to U.S. holders. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of stockholders of outstanding common stock can give rise to deemed distributions to our stockholders. A deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "-- Distributions on Common Stock" below whether or not the U.S. holders ever convert such notes. Generally, a U.S. holder's tax basis in a note will increase to the extent any constructive distribution is treated as a dividend.

   Distributions on Common Stock. If we make distributions on common stock those distributions will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. If we declare dividends that are paid to U.S. holders that are United States corporations those dividends may qualify for the dividends-received deduction. Noncorporate taxpayers and certain corporations are not entitled to the dividends-received deduction.

   To the extent that a U.S. holder receives a distribution on common stock that exceeds our current and accumulated earnings and profits, that distribution will be treated first as a nontaxable return of capital reducing the U.S. holder's tax basis in the common stock. Any distributions in excess of the U.S. holder's tax basis in the common stock will be treated as capital gain.

   Sale, Exchange or Redemption of Notes or Common Stock. In general, subject to the discussion in the section entitled "Market Discount" below, a U.S. holder of a note will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest income, which is taxable as ordinary income) and the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in the note generally will equal the cost of the note to that holder, increased by the amount of any market discount previously taken into income by the holder or decreased by any premium amortized by the holder with respect to the note. For the basis and holding period of shares of common stock received upon conversion of the note, see "--Conversion of Notes", above.

   In general, subject to the discussion under "--Market Discount" below, a U.S. holder of common stock received upon conversion of a note will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the common stock under rules similar to the computation of gain or loss on the disposition of the notes. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. In general, the maximum tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets (including the notes and common stock), but only if they have been held for more than one year at the time of disposition. Capital gain on assets having a holding period of one year or less at the time of disposition of the assets is taxed as short-term gain at a maximum rate of 39.6% in the hands of noncorporate taxpayers. For individual taxpayers, the ability to deduct capital losses is subject to limitations. For corporate taxpayers, capital gains or ordinary income are subject to a maximum regular tax rate of 35%.

   Market Discount. Your ability to resell the notes may be affected by the impact of the market discount provisions of the Internal Revenue Code. For this purpose, the market discount on a note generally will equal the amount by which the stated redemption price at maturity of the note immediately after its acquisition (other than at original issue) exceeds the U.S. holder's adjusted tax basis in the note. Subject to an exception for amounts below a minimum threshold, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the accrued market discount on such note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently.

   This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

   Under the President's fiscal 2001 budget proposal, accrual basis taxpayers could be required to accrue market discount currently, subject to limitations.

   Amortizable Premium. A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium, referred to as a Section 171 premium, from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Non-U.S. Holders

   Payments of Interest. Generally, interest we pay on the notes to, or on behalf of, a non-U.S. holder will not be subject to United States federal withholding tax where the interest is not effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder if:

  . the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock within the meaning of Internal Revenue Code Section 871(h)(3),

  . the non-U.S. holder is not (a) a controlled foreign corporation for United States federal income tax purposes that is related to us through stock ownership or (b) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business as described in Section 881(c)(3)(A) of the Internal Revenue Code, and

  . the non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a U.S. person in compliance with applicable requirements of the regulations or an exemption is in any other way established.

   If a non-U.S. holder satisfies specific requirements, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customer's securities in the ordinary course of its trade or business. For this purpose the non-U.S. holder of notes would be deemed to own constructively the common stock into which it could be converted. If a non-U.S. holder cannot satisfy these requirements it will be subject to United States federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) on interest payments on the notes unless:

  . the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to United States federal income tax on net income that applies to U.S. persons generally, or

  . an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

   Conversion of Notes. A non-U.S. holder generally should not be subject to United States federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock on the conversion, it may give rise to a gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "--Sales or Exchange of Notes or Common Stock" below.

   Adjustment of Conversion Price. The conversion price of the notes may be adjusted in certain circumstances. See "Description of the Notes--Conversion Rights". Any adjustment could give rise to a deemed distribution to non-U.S. holders of the notes. See "--U.S. Holders--Adjustment of Conversion Price" above. In that case, the deemed distribution would be subject to the rules below regarding withholding of United States federal tax on dividends in respect of common stock. See "--Distributions on Common Stock" below.

   Distributions on Common Stock. If we make distributions on common stock those distributions will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. If we declare dividends that are paid on common stock held by a non-U.S. holder those dividends will be subject to United States federal withholding tax at a rate of 30% (or lower treaty rate, if applicable), unless the dividend is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to United States federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). A non-U.S. holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

   Sales or Exchange of Notes or Common Stock. A non-U.S. holder generally will not be subject to United States federal withholding tax on gain recognized upon the sale or other disposition (including a redemption) of a note or common stock received upon conversion thereof unless the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States or unless the non-U.S. holder:

  . is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are satisfied, or

  . is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

   However, if we were to become a United States real property holding corporation, a non-U.S. holder may be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a United States real property interest will be creditable against such non-U.S. holder's United States federal income tax liability and may entitle the non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a United States real property holding corporation or will become one in the future.

   United States Estate Tax. Notes owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death, referred to a nonresident decedent, will not be includible in the nonresident decedent's gross estate for United States federal estate tax purposes as a result of the nonresident decedent's death, provided that, at the time of death, the nonresident decedent does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock and payments with respect to such notes would not have been effectively connected with the conduct of a trade or business in the United States by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be includible in the nonresident decedent's gross estate for United States federal estate tax purposes as a result of the nonresident decedent's death. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to United States federal estate tax on property includible in the estate for United States federal estate tax purposes.

IRS Reporting and Backup Withholding

   Certain noncorporate U.S. holders may be subject to IRS reporting and backup withholding at a rate of 31% on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. holder:

  . fails to furnish its taxpayer identification number, or TIN, which would ordinarily be his or her social security number, on a properly completed Form W-9,

  .  furnishes an incorrect TIN,

  . is notified by the IRS that he or she has failed to properly report payments of interests or dividends, or

  . under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

   A U.S. holder who fails to provide us with a correct TIN may also be subject to penalties imposed by the IRS.

   We must report annually to the IRS and to each non-U.S. holder any interest and dividends paid with respect to a note or common stock, respectively, and that is subject to United States federal withholding tax or that is exempt from such tax under applicable treaty or the Internal Revenue Code. We also report to the IRS and to each non-U.S. person any income paid that is exempt from federal withholding tax because it is effectively connected with a non- U.S. person's United States trade or business. However, a non-U.S. holder will not be subject to IRS reporting or backup withholding if we have received appropriate certification statements from or on behalf of the non-U.S. holder and provided that we do not have actual knowledge that the non-U.S. holder is a United States person.

   The payment of the proceeds from the disposition of the notes or common stock to or through the United States office of any United States or foreign broker will be subject to IRS reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a United States related person will not be subject to IRS reporting or backup withholding. For this purpose, a U.S. related person is:

  . a controlled foreign corporation for United States federal income tax purposes, or

  . a non-U.S. person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from the activities that are effectively connected with the conduct of a United States trade or business.

   In the case of the payment of proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, the regulations require IRS reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

   Any amounts withheld under the backup withholding rates from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed. Holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Prospective Final Regulations

   The IRS has issued new withholding regulations effective generally for payments made after December 31, 2000. The proposed regulations provide that information reporting but not backup withholding, may apply to a payment made outside the United States of the proceeds of a sale of a note through an office outside the United States of a broker that is a foreign partnership if one or more of its partners are U.S. persons, as defined in United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or such foreign partnership is engaged in a United States trade or business unless the broker has documentary evidence in its records that the holder is a non-U.S. person and does not have actual knowledge that the holder is a U.S. person, or the holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors with respect to the future impact of these new withholding regulations.

                            SELLING SECURITY HOLDERS

   We originally issued the notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act, and the notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth information, as of August 28, 2000, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                                 Shares
                                               of Common
                          Principal Amount of    Stock        Common   Common Stock Owned
                          Notes Beneficially  Beneficially     Stock    After Completion
          Name             Owned and Offered    Owned(1)      Offered     of Offering
          ----            ------------------- ------------   --------- ------------------
AAM/Zazove Institutional
 Income Fund, L.P. .....         625,000          18,502        18,502            0
AIG/National Union Fire
 Insurance..............       1,330,000          39,376        39,376            0
AIG SoundShore Holdings
 Ltd. ..................       3,500,000         103,620       103,620            0
AIG SoundShore
 Opportunity Holdings
 Fund Ltd. .............       3,500,000         103,620       103,620            0
AIG SoundShore Strategic
 Holdings Fund Ltd. ....       1,000,000          29,606        29,606            0
Allstate Insurance
 Company................       1,470,000          59,920(2)     43,520       16,400
Aloha Airlines Pilots
 Retirement Trust.......          75,000           2,220         2,220            0
Aloha Airlines Non-
 Pilots Pension Trust...         130,000           3,848         3,848            0
Argent Classic
 Convertible Arbitrage
 Fund L.P. .............       6,250,000         185,034       185,034            0
Argent Classic
 Convertible Arbitrage
 Fund (Bermuda) L.P. ...       9,500,000         281,253       281,253            0
Argent Convertible
 Arbitrage Fund Ltd. ...       2,000,000          59,210        59,210            0
Boulder II Limited......       7,750,000         229,442       229,442            0
BP. Amoco Plc. Master
 Trust..................       4,069,000         120,464       120,464            0
Castle Convertible Fund,
 Inc....................         500,000          14,802        14,802            0
C&H Sugar Company,
 Inc....................         205,000           6,068         6,068            0
Chrysler Corporation
 Master Retirement
 Trust..................         975,000          28,865        28,865            0
DaimlerChrysler
 Corporation Emp. #1
 Pension Plan dtd
 4/1/89.................       1,946,000          57,612        57,612            0
Deutsche Bank Securities
 Inc....................      67,400,000       1,995,418     1,995,418            0
Employee Benefit
 Convertible Securities
 Fund...................         160,000           4,737         4,737            0
Estate of James
 Campbell...............       1,161,000          34,372        34,372            0
Franklin & Marshall
 College................         134,000           3,966         3,966            0
GE Pension Trust........         964,000          28,538        28,538            0
Goldman Sachs & Co.(3)..       2,741,000          81,149        81,149            0

                                                 Shares
                                               of Common
                          Principal Amount of    Stock     Common  Common Stock Owned
                          Notes Beneficially  Beneficially  Stock   After Completion
          Name             Owned and Offered    Owned(1)   Offered    of Offering
          ----            ------------------- ------------ ------- ------------------
Grace Brothers, LTD.....       1,500,000         44,408     44,408          0
Hawaiian Airlines
 Employees Pension
 Plan--IAM..............         110,000          3,256      3,256          0
Hawaiian Airlines
 Pension Plan for
 Salaried Employees.....          30,000            888        888          0
Hawaiian Airlines Pilots
 Retirement Trust.......         180,000          5,328      5,328          0
Highbridge International
 LLC....................      27,900,000        825,996    825,996          0
HT Insight Convertible
 Securities Fund........         300,000          8,880      8,880          0
Island Holdings.........          75,000          2,220      2,220          0
ITG. Inc. ..............         220,000          6,512      6,512          0
Jefferies & Company.....         500,000         14,802     14,802          0
JMG Capital Partners,
 LP.....................      10,000,000        296,056    296,056          0
JMG Triton Offshore
 Fund, Ltd. ............      14,000,000        414,478    414,478          0
KBC Financial Products..       4,500,000        133,225    133,225          0
LDG Limited.............         125,000          3,700      3,700          0
Lexington Vantage Fund..          50,000          1,480      1,480          0
Lipper Convertibles,
 L.P. ..................       5,400,000        159,870    159,870          0
Lipper Offshore
 Convertibles, L.P. ....         500,000         14,802     14,802          0
Lyxor Master Fund.......       2,300,000         68,092     68,092          0
McMahan Securities
 Company L.P. ..........         134,000          3,967      3,967          0
Motion Picture Industry
 Health Plan--Active
 Member Fund............         180,000          5,329      5,329          0
Motion Picture Industry
 Health Plan--Retiree
 Member Fund............          90,000          2,665      2,665          0
Museum of Fine Arts,
 Boston.................          20,000            592        592          0
Nalco Chemical Company..         525,000         15,542     15,542          0
Nations Convertible
 Securities Fund........       2,840,000         84,080     84,080          0
New York Life Insurance
 Company................      13,550,000        401,154    401,154          0
Onex Industrial Partners
 Limited................       3,750,000        111,020    111,020          0
Parker-Hannifin
 Corporation............          35,000          1,036      1,036          0
Pebble Capital, Inc. ...       3,500,000        103,618    103,618          0
Penn Treaty Network
 America Insurance
 Company................         156,000          4,618      4,618          0
ProMutual...............          74,000          2,190      2,190          0
Putnam Asset Allocation
 Funds-Balanced
 Portfolio..............         139,000          4,114      4,114          0
Putnam Asset Allocation
 Funds-Conservative
 Portfolio..............          89,000          2,634      2,634          0
Putnam Balanced
 Retirement Fund........          39,000          1,154      1,154          0
Putnam Convertible
 Income-Growth Trust....       2,024,000         59,920     59,920          0
Putnam Convertible
 Opportunities and
 Income Trust...........          59,000          1,746      1,746          0
Queen's Health Plan.....          45,000          1,332      1,332          0
R2 Investments, LDC ....      31,050,000        919,254    919,254          0
Robertson Stephens(4)...      10,000,000        296,056    296,056          0
Salomon Brothers Asset
 Management, Inc. ......       7,000,000        207,238    207,238          0
San Diego County
 Employees Retirement
 Association............       2,595,000         76,827     76,827          0

                                                 Shares
                                               of Common
                          Principal Amount of    Stock     Common  Common Stock Owned
                          Notes Beneficially  Beneficially  Stock   After Completion
          Name             Owned and Offered    Owned(1)   Offered    of Offering
          ----            ------------------- ------------ ------- ------------------
Silvercreek Limited
 Partnership............       4,000,000        118,422    118,422          0
Southern Farm Bureau
 Life Insurance--FRIC...         650,000         19,242     19,242          0
Starvest Combined
 Portfolio..............       1,690,000         50,033     50,033          0
State of Connecticut
 Combined Investment
 Funds..................       1,865,000         55,214     55,214          0
State of Oregon/SAIF
 Corporation............       6,425,000        190,216    190,216          0
Tribeca Investment
 L.L.C. ................       5,000,000        148,028    148,028          0
TQA Master Fund, Ltd. ..       1,850,000         49,220     49,220          0
TQA Master Plus Fund,
 Ltd. ..................         400,000         11,821     11,842          0
University of
 Rochester..............          19,000            562        562          0
Vanguard Convertible
 Securities Fund, Inc...       2,140,000         63,356     63,356          0
Van Kampen Harbor Fund..       4,250,000        125,824    125,824          0
Zurich HFR Master Hedge
 Fund Index Ltd.........         150,000          4,440      4,440          0
Zurich HFR Master Hedge
 Fund Index Ltd Global..         100,000          2,961      2,961          0
Zurich HFR Mstr Hdg
 Fund...................          75,000          2,220      2,220          0

--------
(1) Unless otherwise noted, represents shares of common stock issuable upon conversion of notes.
(2) Includes 8,200 shares held by Allstate Insurance Company, 1,000 shares held by Allstate Life Insurance Company, 1,800 shares held by Agents Pension Plan and 5,400 shares held by Allstate Retirement Plan.
(3) Goldman, Sachs & Co. was an initial purchaser of the notes from us. Goldman Sachs purchased the notes listed on this table in the after-market for its own account and not for purposes of distribution.
(4) Robertson Stephens was an initial purchaser of the notes from us. Robertson Stephens purchased the notes listed on this table for its own account and not for purposes of distribution.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The holders of the notes and the common stock into which the notes are convertible may sell the securities in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or United States inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  .  through the settlement of short sales.

   In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   In order to comply with the securities laws of some states, if applicable, the holders of the notes and common stock into which the notes are convertible, may sell in some states only through registered or licensed brokers or dealers. In addition, in some states the holders of the notes and common stock into which the notes are convertible may not sell the securities unless they register or qualify them for sale or comply with an exemption from the registration or qualification requirements that is available to them.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, holders of any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may sell those securities under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.